 **The David Movie**
October 12 at 6:00 PM · 🌐

It's our very first livestream, and you don't want to miss it.

This is 20 years in the making... we have a lot to tell you!

Join us to discover how David is bringing back animated biblical stories for everyone.

Go to https://fb.me/e/1cdl9GS8h to watch!



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 **The David Movie**
October 15 at 9:36 PM · 🌐

We believe Casey Prince and his wife Sarah are great examples of people who fight for a better world. And that's why they are our nominee of the week for the David Award.

Casey and Sarah Prince are American missionaries who are serving in Cape Town, South Africa. They, along with their children, have founded the Ubuntu Football Academy.

THE MANDATE OF UBUNTU FOOTBALL IS:
Mentor and educate the next generation of great African leaders, society-changers and footballers.

Since 2009 they have been active in local communities helping people who are neglected by society, and giving them the opportunity to develop physically, intellectually, and spiritually.

We want to celebrate people who have great endurance in the face of extraordinary odds and we know they are everywhere.

If you have in your life or community someone who possesses attributes such as fearlessness, humility, compassion, loyalty, bravery, honor... don't hesitate to nominate them for this award.

Find someone in your life or community who acts like a David and submit your nominees for the "David Award"

Here's how...

1) Create a post on Facebook or Instagram
2) Tag us
Facebook:@TheDavidMovie
Instagram:@TheDavidMovieOfficial
3) Tag the person you want to nominate as your "David"
Include a short description/video explaining why they deserve this award and use the #DavidAwardNomination

Go to angel.com/David to learn more about David.



#DavidAwardNomination

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 **The David Movie**
October 14 at 4:54 PM ·

Meet Young David

David is a humble shepherd tending his father's flock on the outskirts of Bethlehem. However, inside him lies the extraordinary heart of a warrior-poet and the passion and faith of a King.

His keen eye spots potential in unlikely places, and his voice calls out the best in people.

Find out more at angel.com/david



YOUNG DAVID



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 **The David Movie**
October 13 at 10:40 PM · 🌐

Join us in celebrating the good people in your life and submit your nominees for the "David Award"

Here's how...

1) Create a post on Facebook or Instagram

2) Tag us
Facebook:@TheDavidMovie
Instagram:@TheDavidMovieOfficial

3) Tag the person you want to nominate as your "David"
Include a short description/video explaining why they deserve this award and use the #DavidAwardNomination

Check out our social media to see submissions!!

Stay tuned for our surprise host for The David Awards... Winners announced on November 30th!!



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 **The David Movie**
October 13 at 7:54 PM · 🌐

"... I have found David the son of Jesse, a man after mine own heart, which shall fulfil all my will." - Acts 13:22

Learn more about David at angel.com/david



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 **The David Movie**
October 12 at 10:20 PM · 🌐

Sometimes it takes a little courage to do what's good... but good exists and is everywhere!

Find someone in your life or community who acts like a David and submit your nominees for the "David Award"

Here's how...

1) Create a post on Facebook or Instagram

2) Tag us
Facebook:@TheDavidMovie
Instagram:@TheDavidMovieOfficial

3) Tag the person you want to nominate as your "David"
Include a short description/video explaining why they deserve this award and use #DavidAwardNomination

Check out our social media to see submissions!!

Stay tuned for our surprise host for The David Awards... Winners announced on November 30th!!



#DavidAwardNomination

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 **The David Movie** was live.
October 12 at 7:59 PM · 🌐

A faith-based masterpiece that can stand proudly alongside the most iconic films in the history of animation? We thought you'd never ask. David follows one of the most inspiring biblical characters of all time combined with the highest quality animation. A worldwide family classic in the making.

The creators of David have been working on this project for 20 years, and now they want to share it with the world! They've partnered with Angel Studios and are gauging interest to see who would want to back our project.

Join us live as we talk with Angel Studios founder, Jordan Harmon, about how you can be involved in the making of this incredible film.

Go to angel.com/david to back this project.



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